Exhibit 3.3

                             Amendment to Bylaws of
                         BioSpecifics Technologies Corp.

                         Effective as of April 30, 2003

         Section 2.6 of the bylaws of BioSpecifics Technologies Corp. is hereby amended to read as follows:

         SECTION 2.6. SPECIAL MEETINGS. Special meetings of the Board of Directors shall be held whenever called by direction of the chairman, president, vice president or by the written request of any two (2) of the directors then in office.

         The secretary shall give notice of each special meeting, stating the date, hour and place thereof, either personally or by telephone, mail, telegraph, facsimile or electronic transmission, at least two (2) hours before the meeting, to each director. Such notice need not state the purpose or purposes of such meeting, except as may otherwise be required by law or provided for in the certificate of incorporation of the Corporation or these Bylaws. Meetings may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in writing, whether such waiver is given before or after the time of such meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. The secretary shall file all such written waivers in the minute books of the Corporation. If mailed, notice shall be deemed to be delivered when deposited in the United States mail or with any private express mail service. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.